UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

A.H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

Robert W. Decherd

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Robert W. Decherd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,609,264 (1)
	8.	Shared Voting Power 4,631 (2)
	9.	Sole Dispositive Power 1,609,264 (1)
	10.	Shared Dispositive Power 4,631 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,613,895 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 31,464 shares of Series B Common Stock subject to options that are presently exercisable or that become exercisable within 60 days and 300,291 shares of Series B Common Stock held by The Decherd Foundation, a charitable foundation established by Mr. Decherd and his spouse and for which Mr. Decherd serves as Chairman and director. The number does not include 240 shares of Series B Common Stock owned by Mr. Decherd’s spouse, as to which shares Mr. Decherd disclaims beneficial ownership.
(2)	Includes 4,631 shares of Series B Common Stock that are held by Mr. Decherd in joint tenancy with his spouse.

This Amendment No. 6 to Schedule 13D (this “Statement”) is filed by Robert W. Decherd, individually (“Mr. Decherd” or the “Reporting Person”), with respect to shares of the Series B common stock, par value $0.01 per share (the “Series B Common Stock”), of A.H. Belo Corporation, a Delaware corporation (the “Issuer”). This Statement reports the following changes to the information previously disclosed in Amendment No. 5 to Schedule 13D filed by Mr. Decherd on February 14, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information:

On March 8, 2016 and March 9, 2016, Mr. Decherd acquired 100,000 and 25,926 shares, respectively, of Series B Common Stock from Dealey Herndon for $6.12 per share.

This Statement also reflects the following transactions:

•	the transfer as a gift of 300,291 shares of Series B Common Stock to The Decherd Foundation (the “Foundation”), an entity controlled by Mr. Decherd, for no consideration on March 4, 2014, which did not result in any change in beneficial ownership by Mr. Decherd, who is deemed to beneficially own the shares held by the Foundation,

•	deemed dispositions of 40,000, 40,000 and 22,400 shares of Series B Common Stock by Mr. Decherd on December 5, 2013, on December 3, 2014 and on December 9, 2015, respectively, resulting from the expiration without exercise of employee stock options held by Mr. Decherd (no funds were received or expended in connection with the foregoing deemed dispositions), and

•	acquisition of 1,880 shares of Series B Common Stock by Mr. Decherd in a private cash transaction for $11.60 per share on November 17, 2014.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information:

(a) As of the date of filing of this Statement, Mr. Decherd beneficially owns 1,613,895 shares, representing approximately 66.0% of the Series B Common Stock based on the number of shares outstanding as of April 27, 2016. This includes 1,609,264 shares held by Mr. Decherd (including 31,464 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof and 300,291 shares held by the Foundation) and 4,631 shares owned jointly by Mr. Decherd and his spouse. This number does not include 240 shares owned by Mr. Decherd’s spouse, as to which shares Mr. Decherd disclaims beneficial ownership.

(b) As of the date of filing of this Statement, Mr. Decherd has (i) the sole power to vote and sole dispositive power over 1,609,264 shares of the Series B Common Stock (including 31,464 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof and 300,291 shares held by the Foundation) and (ii) the shared power to vote and shared dispositive power over 4,631 shares of the Series B Common Stock held jointly by him and his spouse.

(c) Except as disclosed in Item 3, Mr. Decherd has not effected any transaction involving shares of the Series B Common Stock of the Issuer during the past 60 days.

(d) The Foundation has the right to receive dividends from, and sales proceeds of, the 300,291 shares of the Series B Common Stock reported as beneficially owned by Mr. Decherd as Chairman and director of the Foundation. Other than as reported herein, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series B Common Stock set forth above.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2016	ROBERT W. DECHERD, individually

/s/ Robert W. Decherd
Robert W. Decherd